23000716

SION

Washington, D.C. 20549

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SEC FILE NUMBER
8-53221

SEC Mail Processing
MAR 07 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III /A

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IMA Wealth, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

430 E Douglas Ave Suite 400
(No. and Street)

Wichita (City) Kansas (State) 67202 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Holt (Name) 316-266-6584 (Area Code – Telephone Number) richard.holt@imacorp.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 West Wacker Drive, 6th Floor (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

12/17/2009 (Date of Registration with PCAOB)(if applicable) 3968 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard Holt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IMA Wealth, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PHYLLIS D. TURKLE
Notary Public - State of Kansas
My Appt. Expires 1/20/2025

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IMA WEALTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced from an electronic file. An original copy of this document is available at the Company's office.

FGMK

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
IMA Wealth, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IMA Wealth, Inc. (the "Company") as of December 31, 2022, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information presented in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information presented in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2022.

Chicago, Illinois
February 28, 2023

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, 3rd Floor | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

IMA WEALTH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

	2022
ASSETS	
Cash and cash equivalents	$ 8,247,572
Commissions receivable	163,150
Account receivable – other	366,954
Due to Affiliates	3,736
Prepaid expenses	58,960
Total current assets	8,840,372
Property and equipment, net	68,311
Construction in progress	139,406
Right-of-use asset	604,042
	$ 9,652,131

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts and producer payables	$ 790,417
Accrued expenses, Parent	82,756
Income taxes payable, Parent	345,003
Lease liability	605,911
Total liabilities	1,824,087
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,066,034
Retained earnings	5,662,010
Total stockholder's equity	7,828,044
	$ 9,652,131

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2022

	2022
Revenues:	
Commission and fee income	$ 7,960,233
Interest	37,985
	7,998,218
Expenses:	
Payroll, payroll taxes and benefits	4,406,310
Selling	166,663
Occupancy	210,948
General and administrative	1,794,436
	6,578,357
Income before income taxes	1,419,861
Income taxes	(350,939)
Net Income	$ 1,068,922

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2022

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2021	100,000	$ 100,000	$ 2,066,034	$ 4,593,088	$ 6,759,122
Net income	--	--	--	**1,068,922**	**1,068,922**
Balance, December 31, 2022	**100,000**	**$ 100,000**	**$ 2,066,034**	**$ 5,662,010**	**$ 7,828,044**

The accompanying notes are an integral part of these financial statements.

IMA WEALTH, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2022

	2022
Cash flows from operating activities:	
Net income	$ 1,068,922
Non-cash lease expense	36,869
Depreciation and Amortization	22,337
Adjustments to reconcile net income to net cash flow provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	92,046
Accounts receivable – other	(31,167)
Due to affiliates	3,520
Prepaid expenses	4,477
Accounts and producer payable	(330,892)
Accrued expenses, Parent	(336,305)
Lease liability	(35,000)
Income taxes payable, Parent	(19,652)
Net cash flow provided by operating activities	**475,155**
Cash flows from investing activities:	
Purchase of property and equipment	(47,049)
Construction in progress	(139,406)
Net cash flow used in investing activities	**(186,455)**
Net increase in cash and cash equivalents	**288,700**
Cash and cash equivalents, beginning of year	7,958,872
Cash and cash equivalents, end of year	**$ 8,247,572**

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

IMA Wealth, Inc. (the "Company") was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of IMA Financial Group, Inc. ("IMAFG" or "Parent"), a non-bank holding company. The Company is registered with the Securities and Exchange Commission ("SEC") as an investment advisor as well as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a broker-dealer, the Company provides ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, health, and long-term care insurance to individuals and corporate customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies are as follows:

Accounting Policies – The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid financial instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company also maintains cash and cash equivalents in a brokerage account. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Commissions and Accounts Receivable – Accounts receivable consists primarily of wealth advisory and retirement consulting fees, as well as commissions. Management has determined that all accounts receivable are collectable and accordingly have not established a reserve account.

The Company adopted a policy of estimated credit losses on financial assets in accordance with FASB Accounting Standards Codification ("ASC") 326-20. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Changes in the allowance for credit losses are reported in Credit Loss expense. No allowance was deemed necessary as of December 31, 2022 or January 1, 2022.

Contract Liabilities - The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligation and recognizing revenue. There was no Contract Liability balance as of December 31, 2022.

Revenue Recognition – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer, when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgements – Revenue from contracts with customers includes commission income and fees from individual advisory and retirement consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Individual advisory and retirement consulting fees consist of fees received by the Company for their advisory role with respect to asset management and are recognized in accordance with the completion of performance obligations within the terms of the client agreements. In accordance with FASB ASC 606 – contracts with customers, performance obligations are satisfied over the course of the contract as the client simultaneously receives and consumes the benefits provided by the advisory and retirement consulting services.

Commissions and fees consist primarily of fees received by the Company for their broker-dealer role with respect to monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). These fees are recognized throughout the year upon completion of performance obligations and accrued monthly. The performance obligations are satisfied over the course of the contract as the client simultaneously receives and consumes the benefits provided by the services.

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Insurance commissions recognized on the trade date as management believes the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be the point in time which a customer acquires the economic benefit of an insurance contract.

The following table disaggregates the Company's revenue from contracts with customers based on the timing of satisfaction of performance obligations for the year ended December 31, 2022:

Performance Obligations Satisfied at a Point in Time	$3,714,643
Performance Obligations Satisfied Over Time	4,245,590
Total Revenue from Contracts with Customers	$7,960,233

Income Taxes - The Company files consolidated income tax returns with IMAFG. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 25%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

When applicable, deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2022, there were no deferred tax assets or liabilities.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2022, no amounts have been recorded as uncertain tax positions in the Company's financial statements.

Property and Equipment – Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The estimated useful lives are as follows:

Furniture, fixtures, and equipment	5 – 7 years
Data processing equipment	3 – 5 years
Leasehold improvements	5 – 15 years

Leases - The Company is a lessee in one noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contains renewal options for two (2) successive five (5) year periods. Because the Company is not reasonably certain to exercise the renewal option, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract includes fixed and variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2022 are as follows:

Operating lease cost	$35,000
Variable lease cost	175,948
Total lease costs	$210,948

Other information related to the lease as of December 31, 2022 was as follows:

Supplemental cash flow information:

ROU asset obtained in exchange for lease obligations:	
Operating leases	$624,348

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Remaining lease term:	
Operating leases	8.2 years
Discount rate:	
Operating leases	4.5%

Maturity of the lease liability under the noncancellable operating lease as of December 31, 2022 was as follows:

2023	$84,000
2024	86,917
2025	87,500
2026	88,958
2027	89,250
Thereafter	287,875
Total undiscounted lease payments	724,500
Less imputed interest	118,589
Total lease liability	$605,911

Subsequent Events - Subsequent events have been evaluated through February 28, 2023, which is the date the financial statements were issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

4. RELATED-PARTY TRANSACTIONS

The Company is affiliated through common ownership with IMAFG and its subsidiaries ("Affiliates"). The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. The cost of these services is allocated to the Company. The Company recognized $1,397,525 of expenses for 2022 related to these sharing arrangements. The allocations are included in general and administrative expense on the Statement of Operations.

The Company owed Affiliates $82,756, reflected as "Accrued expenses, Parent", on the statement of financial condition at December 31, 2022.

Because the Company is under common control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. EMPLOYEE BENEFITS

The Company participates in the IMA Financial Group, Inc. 401k Profit Sharing Plan and Trust, a plan the Parent sponsors, for the benefit of eligible employees. The Parent matches 100% of the first 3% of employee contribution, then 50% of the next 2% for a maximum of 4% of eligible pay. The Parent reserves the right to amend or terminate the plan at any time. Included in compensation and employee benefits expense in the accompanying statement of income is matching expense of $109,767 for the year ended December 31, 2022.

6. CONSTRUCTION IN PROGRESS

Construction in progress consists of amounts paid for fixed assets that have not yet been placed into service.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 consisted of the following:

Furniture & equipment	$100,670
Data processing equipment	61,095
Leasehold Improvements	4,586
	166,351
Less accumulated depreciation	(98,040)
Property and Equipment, Net	$68,311

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net regulatory capital and net capital requirements of $7,017,382 and $121,481, respectively. The Company's aggregate indebtedness to net capital ratio was .26 to 1 at December 31, 2022

9. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

10. CONCENTRATIONS

The Company's revenue stream is transaction based rather than recurring in nature. As a result, the Company will have revenue concentrations year over year. No individual customer makes up more than 10%.

IMA WEALTH, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2022

SUPPLEMENTARY INFORMATION

	2022
Aggregate indebtedness:	
Accounts and producer payables	$ 790,417
Accrued expenses, Parent	82,756
Income taxes payable, Parent	345,003
Lease liability	604,042
Total aggregate indebtedness	$ 1,822,218
Net capital:	
Credit items:	
Common stock	$ 100,000
Additional paid-in capital	2,066,034
Retained earnings	5,662,010
Total credit items	7,828,044
Deductions and charges:	
Commissions receivable	163,150
Account receivable – other	366,954
Due to affiliates	3,736
Prepaid expenses	58,960
Construction in progress	139,406
Property and equipment, net	68,311
Haircut on securities owned	10,145
Total deductions and charges	810,662
Net capital	$ 7,017,382
Capital requirements:	
Net capital	$ 7,017,382
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000)	121,481
Net capital in excess of requirements	$ 6,895,901
Ratio of aggregate indebtedness to net capital	.26 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2022.

Reconciliation with Company's calculation:

There is no material difference from the Company's calculations included in its amended Part II of Form X-17a-5 as of December 31, 2022, and the audited computation above

IMA WEALTH, INC.

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

IMA Wealth, Inc. met the identified provisions in 17 C.F.R §240. 15c3-3(k)(1) throughout the most recent fiscal year without exception.

IMA WEALTH, INC.

SCHEDULE 3 - INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

IMA Wealth, Inc. met the identified provisions in 17 C.F.R §240. 15c3-3(k)(1) throughout the most recent fiscal year without exception.

FGMK

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of IMA Wealth, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IMA Wealth, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which IMA Wealth, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) IMA Wealth, Inc. stated that IMA Wealth, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. IMA Wealth, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IMA Wealth, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
February 28, 2023

IMA WEALTH, INC.

EXEMPTION REPORT
SEC RULE 17A-5(D)(4)

DECEMBER 31, 2022

IMA Wealth, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-1(k) throughout the most recent fiscal year without exception.

IMA Wealth

I, Richard Holt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Signature

President
Title

03/06/2023
Date

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Managers
of IMA Wealth, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2022. Management of IMA Wealth, Inc. (the "Company") is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2022, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, noting no differences;
2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 to supporting revenue workpapers, noting no differences;
3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 and in the related supporting revenue workpapers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Chicago, Illinois
February 28, 2023

IMA WEALTH, INC.

SCHEDULE OF FORM SIPC -3 REVENUES FOR THE YEAR ENDED

DECEMBER 31, 2022

Amount ($)	**Business activities through which revenue was earned**
$1,175,248	Sale of Investment Company Shares
$410,295	Sale of Non-Securities Insurance Based Products
$6,374,690	Investment Advisory Services and Account Supervision Fees
$7,960,233	**Total Revenues**